

January 28, 2014

Via E-mail
Mr. Sam H. Lindsey, Jr.
Chief Financial Officer
Biofuels Power Corporation
20202 Hwy 59 N, Suite 210
Humble, TX 77338

      RE: **Biofuels Power Corporation**
              Form 10-K for the Year Ended December 31, 2012
              Filed April 24, 2013
              File No. 0-52912

Dear Mr. Lindsey:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief